Exhibit 12.1

MARKET LEADER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS TO EARNINGS

(unaudited)

	Nine Months Ended September 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss) from continuing operations	(6,589)	(14,730)	(15,050)	(12,150)	(12,331)	(13,435)
Assumed interest component of rental expense (1)	202	251	186	221	353	438
Total earnings available for fixed charges	(6,387)	(14,479)	(14,864)	(11,929)	(11,978)	(12,997)
Fixed Charges:
Assumed interest component of rental expense (1)	202	251	186	221	353	438
Total fixed charges	202	251	186	221	353	438
Preferred Dividends:
Amount declared	—	—	—	—	—	—
Ratio of earnings to fixed charges	—	—	—	—	—	—
Deficiency of earnings to fixed charges	6,589	14,730	15,050	12,150	12,331	13,435
Ratio of combined fixed charges and preferred dividends to earnings	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Estimated as one-third of operating lease expense.